UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-39481

PainReform Ltd.

(Translation of registrant’s name into English)

60C Medinat Hayehudim

Herzliya, 4676670

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PainReform Ltd

Explanatory Note

On October 19, 2020, PainReform Ltd. issued a press release titled: “PainReform Highlights Surgical Advantages of PRF-110”.

A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2020	PAINREFORM LTD.

	By:	/s/ Eli Hazum
Eli Hazum
Chief Executive Officer

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